ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   BT and DLJ are acting as the Company's financial advisors in connection with the Offer and the Merger. Pursuant to its agreement with the Company, BT is entitled to a transaction fee of $4,500,000 (less amounts previously paid by the Company in connection with the Company's retention of BT, including $250,000 which became payable at the time the opinion of BT referred to in
Item 4 was delivered), which shall become payable in cash upon the acquisition by the Purchaser of fifty percent (50%) or more of the Shares. Pursuant to its agreement with the Company, DLJ is entitled to a transaction fee of $4,500,000 (less amounts previously paid by the Company in connection with the Company's retention of DLJ, including $250,000 which became payable at the time the opinion of DLJ referred to in Item 4 was delivered), which shall become payable in cash upon the acquisition by the Purchaser of fifty percent (50%) or more of the Shares. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse each of BT and DLJ periodically for their respective reasonable out-of-pocket expenses, including the fees and disbursements of their counsel, and to indemnify each of BT and DLJ against certain expenses and liabilities incurred in connection with their engagement, including liabilities under Federal securities laws.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   (a) Except as set forth in the following sentences, to the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company. John R. Albers acquired 8.7633 Shares on December 20, 1994 and 7.0175 Shares on January 18, 1995 pursuant to the Company's employee stock purchase plan. On January 23, 1995, Mr. Albers made separate gifts of 200,000 Shares and 20,000 Shares for charitable purposes. On December 21, 1994, True H. Knowles, Executive Vice President of the Company, contributed 110,296 Shares to the Knowles Charitable Remainder Unitrust.

   (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own shares of Common Stock currently intend to tender all of their Shares pursuant to the Offer. In addition, the Director Stockholders have executed the Stockholders Agreement, under which they have agreed to tender all of their Shares in the Offer. See "Stockholders Agreement" above.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   CERTAIN LITIGATION. On January 23, 1995, a date prior to the announcement that the Company and Parent had entered into the Merger Agreement, three putative class action complaints were filed in the Court of Chancery of the State of Delaware. The complaint in TUCHMAN V. ALBERTS, ET AL. [sic], names the Company and certain directors and generally alleges that the defendants breached their fiduciary duties to the Company by failing to "shop" the Company and by waiving the application of the Company's Rights Agreement with respect to Parent. The complaint seeks relief including an injunction against implementing the Merger Agreement, a declaration voiding the Rights Agreement or declaring the waiver of the Rights Agreement void, a requirement that the directors "shop" the Company and unspecified compensatory damages and expenses, including attorneys' fees.

   The complaint in BALAN V. DR PEPPER/SEVEN-UP COMPANIES, ET AL. generally alleges that (i) the director defendants will be in breach of their fiduciary duties if they fail to establish a level playing field and encourage bona fide offers by potential acquirors for the purchase of the Company, (ii) the directors have a conflict of interest between their personal desire to remain in office and their fiduciary obligation to maximize shareholder value and
(iii) the negotiating process with Parent precludes opportunities for other potential purchasers to exercise interest in acquiring the Company. The complaint seeks relief including ordering the defendants to carry out their fiduciary duties to plaintiff and unspecified compensatory damages and expenses, including attorneys' fees.

   The complaint in SHAEV V. DR PEPPER/SEVEN UP COMPANIES, ET AL. alleges that the defendants have breached their fiduciary duties by failing to auction the Company and by failing to take adequate steps to determine the value of the Shares. The complaint also alleges that the directors' conflict of interest precludes them from representing the interests of the Company's public stockholders. Relief requested includes a declaration that the defendants have breached their fiduciary duties and committed a gross abuse of trust, an injunction against the proposed merger and unspecified compensatory damages and expenses, including attorneys' fees.

   The defendants believe each of the three complaints described above are without merit and intend to defend these cases vigorously.

   The complaints in KING V. DR PEPPER/SEVEN-UP COMPANIES, ET AL., filed on October 26, 1994 in the U.S. District Court for the Northern District of Texas, Dallas Division, alleges that the defendants violated Section 10(b) and Rule 10b-5 under the Exchange Act by failing to reveal the true status of merger discussions between the Company and Parent. The complaint alleges that the defendants knowingly or recklessly engaged in a plan to depress the market price of the Company's securities by misstating and concealing material information concerning the true status of merger discussions with Parent. In addition, the complaint alleges that John Albers violated Section 20(a) of the Exchange Act by failing to disseminate truthful information with respect to the Company's business. Relief requested includes unspecified damages and expenses (including attorneys' fees). As a result of defendants' motion to dismiss based on the plaintiff's failure to plead fraud with specificity and failure to state a claim for securities fraud, on January 24, 1995, the judge in the suit issued an Order to File Amended Complaint to the plaintiff, which gives the plaintiff 20 days in which to amend her complaint to cure the deficiencies noted in the order. The defendants believe the complaint is without merit and intend to defend the case vigorously.

   Another class action suit, styled SARNOFF V. DR PEPPER/SEVEN-UP COMPANIES, ET AL. was filed in the District Court for the 44th Judicial District of Texas in Dallas County, Texas on October 28, 1994 wherein the plaintiff alleges, among other things, that the defendants breached their fiduciary duties to the Company's stockholders (i) in order to entrench themselves in office by maintaining the Rights Agreement, which chilled the marketplace so that they could negotiate only with Parent in order to receive generous severance packages and (ii) by reasons of their refusal to negotiate with other potential acquirors on the same playing field as they created for Cadbury. The defendants believe the complaint is without merit and intend to defend the case vigorously.

   On September 3, 1993, Adele Brem, a purported holder of shares of Common Stock of the Company, filed a lawsuit styled ADELE BREM V. DR PEPPER/SEVEN-UP COMPANIES, ET AL. relating to the adoption by the Company of the Rights Agreement in Delaware Chancery Court. The complaint is filed individually on behalf of the plaintiff and purportedly on behalf of all holders of Common Stock (other than the individual defendants), and names the Company and each person that was then a member of its Board of Directors as defendants. In the complaint, the plaintiff alleges, among other things, that in implementing the Rights Agreement, the individual defendants have wrongfully misled the shareholders and the investing community regarding the purposes and effect of the Rights Agreement, have violated their fiduciary duties owed to the plaintiffs and the class, have not and are not exercising proper and independent business judgment, have acted and are acting to the detriment of the Company and its public shareholders for their own personal benefit and have pursued a course of conduct designed to entrench themselves in their positions of control within the Company. The plaintiff seeks a judgment ordering, among other things, that defendants rescind the adoption of the Rights Agreement, as well as unspecified damages, attorney's fees and other relief.

   On September 10, 1993, Terrence Pearman, a purported holder of shares of Common Stock of the Company, filed a second lawsuit styled TERRENCE PEARMAN
V. DR PEPPER/SEVEN-UP COMPANIES, ET AL. relating to the adoption by the Company of the Rights Agreement in Delaware Chancery Court against the Company and each then-member of the Board of Directors. The complaint is filed individually on behalf of the plaintiff and purportedly on behalf of all holders of Common Stock, and makes substantially the same allegations and seeks substantially the same relief as made and sought in the lawsuit brought by Adele Brem.

   The Company believes that the two foregoing lawsuits are without merit and that, among other things, the individual defendants have not breached any fiduciary duties in adopting the Rights Agreement and that the Rights Agreement is fair and in the best interests of the Company and its shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT
NUMBER                                DESCRIPTION
------                                -----------
  1          Letter, dated February 1, 1995, from the Chairman of the Board and President to the Stockholders of the Company

  2          Merger Agreement

  3          Severance Benefits Plan

  4          Form of Indemnification Agreement

  5          Extract Production Agreement by and among Cadbury Beverages
             Inc., The Seven-Up Company and Dr Pepper Company

  6          Post-Mix Concentrate/Syrup Royalty Agreement by and between
             Cadbury Beverages Inc. and Dr Pepper Company

  7          Confidentiality Agreement

  8          Stockholders Agreement

  9          Opinion of BT Securities Corporation, dated January 25, 1995

 10 Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated January 25, 1995

 11          Press Release of the Company and Parent, issued January 26, 1995
